

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2016

Via E-Mail

Daniel Wolf
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022

> **Re: Biotie Therapies Oyj.**
> **Schedule TO-T filed March 11, 2016**
> **Filed by Accorda Therapeutics, Inc.** *et al*
> **File No. 1-37423**

Dear Mr. Wolf:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a review of the above filing. Unless otherwise noted, all defined terms used in this letter have the same meaning as in your offer materials.

Please respond to this letter by amending your filing. If you do not believe our comments applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comments, we may have additional comments.

Schedule TO-T – Offer to Purchase filed as Exhibit (a)(1)(A)

If the Tender Offer is consummated, will the Company continue as a public company?, page 17

1. In this section (third sentence), you state: "Even if for some reason we do not acquire all Equity Interests and the Subsequent Compulsory Redemption does not take place…." This equivocal disclosure about the possibility that the second-step squeeze-out compulsory acquisition appears to be inconsistent with the disclosure elsewhere in the Offer to Purchase, which states that upon achieving the 90% minimum tender condition, the bidder will have the legal ability to and intends to conduct the Subsequent

Compulsory Redemption. It is also inconsistent with the representations in your March 8, 2016 exemptive request letter. Please advise or revise.

Conditions to Completion of the Tender Offer, page 44

2. All offer conditions must be satisfied or waived as of the expiration of the (initial) Offer Period, rather than the date of the Offeror's announcement of the preliminary results of the Offer Period. Please revise the disclosure in the first sentence of this section accordingly.

Closing Information

Please amend the filing in response to the above comments. We may have further comments upon receipt of your additional filing(s); therefore, please allow adequate time for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. Please transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with the above comment is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filers are in possession of all facts relating to its disclosure, they are responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- They are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions about this comment or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions